Filed Pursuant to Rule 253(g)(2)

File No. 024-10928

HAPPYNEST REIT, INC.

SUPPLEMENT NO. 3 DATED MAY 1, 2020
TO THE OFFERING CIRCULAR DATED JULY 30, 2019

This Offering Circular Supplement No. 3 (“Supplement No. 3”) supplements our offering circular dated and filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2019 (the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (File No. 024-10928), relating to the offer and sale by us of up to 5,000,000 shares of our common stock for an initial offering price of $10.00 per share.

The purpose of this Supplement No. 3 is to:

•	disclose that we have raised the minimum offering amount as set forth in our Offering Circular;
•	disclose that we have made an investment in real property; and
•	incorporate additional risk factors into the Offering Circular.

Minimum Offering Raised

As of April 24, 2020, HappyNest REIT, Inc. (the “Company”) has raised the minimum offering amount in its offering under Regulation A as set forth in the Offering Circular, and the Company has initiated operations.

HappyNest Holdings LLC, our Sponsor (“Sponsor”), has agreed to defer its right to reimbursement from the Company for the costs incurred by it or its affiliates in connection with our organization and our offering, which became due upon the Company exceeding the minimum offering amount. This reimbursement is subject to a limit of 3.0% of the aggregate gross offering proceeds of our offering.

Investment in Real Property

During April 2020, the Company finalized the formation of HappyNest Operating Partnership L.P. (the “Operating Partnership”). The Company is the sole general partner and also a limited partner of the Operating Partnership. The Company also formed HNR Fremont One, LLC (“HNR Fremont”). HNR Fremont is a wholly owned subsidiary of the Operating Partnership.

In connection therewith, on April 24, 2020, HNR Fremont purchased an indirect 2.67% tenancy in common interest in real property located in Fremont, Indiana (the “Property”), pursuant to a tenancy in common agreement (the “TIC Agreement”) for an aggregate investment amount of $250,000. HNR Fremont acquired such interest through its wholly owned special purpose subsidiary, CPI Fremont Three LLC (“CPI Fremont Three”). The Property consists of approximately 42.87 acres of land. A FedEx Freight truck terminal and distribution facility is located on the Property, with a footprint of approximately 118,526 square feet. The Property was purchased subject to a lease by FedEx Freight East, Inc. (the “Lease”). The annual rental income on the Lease is $1,224,835. The Lease expires on August 31, 2031, subject to two five-year options to extend, with a rent escalation of 5% per extension term. The total purchase price of the Property was $21,301,478. The Property is subject to a mortgage made by People’s United Bank, National Association, as mortgagee (the “Mortgagee”). CPI Fremont Three, along with the other tenants-in-common, granted a mortgage note (the “Note”) to the Mortgagee in the total principal amount of $11,950,000, which matures on June 1, 2025, and bears interest at a rate of the applicable LIBOR rate plus 1.50%. CPI Fremont Three is not a guarantor under the Note, and the Mortgagee’s recourse for the enforcement and collection of the obligations under the Note is limited to CPI Fremont Three and its assets, and other payors of the Note that are unrelated to the Company, and does not expose the Company or any of its direct or indirect subsidiaries (other than CPI Fremont Three) to liability.

Our Sponsor has agreed to defer the payment by the Company of an acquisition fee in connection with the investment in the Property.

The foregoing is a summary of the TIC Agreement and the Note and is qualified in its entirety by reference to the complete text of the TIC Agreement and the Note, which are filed as Exhibits 6.1 and 6.2, respectively, to the Company’s Current Report on Form 1-U filed with the Commission on April 30, 2020, and are incorporated by reference into this Supplement No. 3.

Risk Factors

The “Risk Factors” section, beginning on page 25 of the Offering Circular, is hereby amended to incorporate the following disclosure:

The current outbreak of the novel coronavirus, or COVID-19, or the future outbreak of any other highly infectious or contagious diseases, could adversely impact or cause disruption to our financial condition and results of operations and may further disrupt the real estate and financial markets.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has since spread globally, including to the United States. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19.

The potential impact and duration of COVID-19 or another pandemic could have short and long-term repercussions across regional and global economies and financial markets. The impact of the outbreak has been rapidly evolving and, as cases of the virus have continued to be identified, many countries, including the United States, have reacted by instituting quarantines. restrictions on travel, and restrictions on types of business that may continue to operate. The COVID-19 outbreak, and future pandemics, could have a significant adverse impact on the U.S. real estate market and financial market conditions of economies around the world, and trigger a period of U.S. or global economic slowdown or recession.

The effects of COVID-19 or another pandemic on our and any tenants’ ability to successfully operate could be adversely impacted due to, among other factors:

•	the continued service and availability of personnel, including executive officers, and the ability to recruit, attract and retain skilled personnel;

•	difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the real estate and financial markets;

•	tenants’ ability to pay rent on their leases or our ability to lease space in investment properties on favorable terms if such properties become vacant; and

•	our or our tenant’s ability to operate, which may cause business and operating results to decline.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19 and the full extent of the impact and effects of COVID-19 are uncertain at this time. COVID-19 and the current real estate and financial environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

We may be adversely affected by changes to the LIBOR settling process and potential phasing out of LIBOR after 2021.

Certain of our current or future outstanding debt may be indexed to the London Interbank Offered Rate (“LIBOR”). LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under debt agreements and investments to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit rates for the calculation of LIBOR rates after 2021, and it is unclear whether new methods of calculating LIBOR will be established, such that LIBOR may continue to exist after 2021. The discontinuation, reform or replacement of LIBOR or any other benchmark rates may have an unpredictable impact on contractual mechanics in the credit markets or cause disruption to the broader financial markets and could have an adverse effect on LIBOR-based interest rates on current or future debt obligations and derivatives.

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We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. This Supplement No. 3 is not complete without and may not be delivered or used except in connection with the Offering Circular, Offering Circular Supplement No. 1 dated and filed with the Commission on December 3, 2019 and Offering Circular Supplement No. 2 dated and filed with the Commission on April 7, 2020, including all exhibits.